Room 4561

August 9, 2006

Charles C. Pope
Chief Financial Officer
Seagate Technology
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Re: Seagate Technology
        Form 8-K
        Filed May 25, 2006
        Form 10-K for the fiscal year ended June 30, 2005
        Filed August 1, 2005
        Form 10-Q for the quarter ended March 31, 2006
        Filed April 28, 2006
        File No. 001-31560

Dear Mr. Pope:

We have completed our review of your Form 10-K and the related filings, and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief